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SOUTHWEST AIRLINES REPORTS MAY TRAFFIC

DALLAS, TEXAS – June 7, 2013 – Southwest Airlines Co. (NYSE: LUV) announced today that the Company flew 9.3 billion revenue passenger miles (RPMs) in May 2013, a 4.2 percent increase from the 9.0 billion RPMs flown in May 2012. Available seat miles (ASMs) increased 3.4 percent to 11.4 billion from the May 2012 level of 11.0 billion. The May 2013 load factor was 81.9 percent, compared to 81.3 percent in May 2012. For May 2013, passenger revenue per ASM (PRASM) is estimated to have decreased approximately two percent compared to May 2012.
For the first five months of 2013, the Company flew 41.8 billion RPMs, compared to 41.3 billion RPMs flown for the same period in 2012, an increase of 1.4 percent. Year-to-date ASMs increased 1.9 percent to 53.4 billion from the 2012 level of 52.5 billion. The year-to-date load factor was 78.3 percent, compared to 78.7 percent for the same period in 2012.
This release, as well as past news releases about Southwest Airlines Co., is available online at southwest.com.
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